Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Reports Financial and Operational Results for 2025 and
Final Investment Decision to Construct the Phoenix ISR Uranium Mine

Toronto, ON – March 10, 2026. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML, NYSE American: DNN) today filed its Audited Consolidated Financial Statements and Management’s Discussion & Analysis (‘MD&A’) for the year ended December 31, 2025. Both documents will be available on the Company’s website (at www.denisonmines.com), SEDAR+ (at www.sedarplus.ca) and EDGAR (at www.sec.gov/edgar). The highlights provided below are derived from these documents and should be read in conjunction with them. All amounts in this release are in Canadian dollars unless otherwise stated.

David Cates, President and CEO of Denison commented, “Over the past twelve months, Denison continued to make significant investments in its assets, including its flagship Phoenix project. With receipt of all regulatory approvals necessary to start construction, significant advancement of construction planning and procurement efforts, appointment of Wood Plc as construction manager, and a strong balance sheet, we are ready to commence site preparation for and construction of the Phoenix ISR uranium mine later this month, which positions Phoenix to become one of the few new sizeable sources of uranium production expected to come to the market before the end of the decade.

Getting to this stage has taken the determined effort of our talented teams in 2025, and the achievement of many significant project milestones for Phoenix including, advancing total engineering to nearly 90%, updating our estimated initial capital costs to a Class 2 level, continuing procurement of long lead items and entering into key construction contracts, obtaining support from numerous additional First Nations, Métis organizations, Indigenous groups and northern communities, plus securing US$345 million in financing through the completion of an industry-leading placement of U.S. style senior convertible notes together with a capped call overlay.

During 2025 we also celebrated the successful start-up of mining activities at the McClean North uranium deposit, where we are deploying the McClean Lake Joint Venture’s patented SABRE mining method. The mine is operated by our joint venture partner Orano Canada Inc. (“Orano Canada”) and produced, on a 100% basis, nearly 650,000 pounds U3O8 in finished goods during the year – making McClean one of the most productive operating uranium mines in North America. We applaud and thank Orano Canada for achieving the safe and successful start-up of this new mine.

We were also active across our development and exploration portfolio during 2025, highlighted by the success of our delineation drilling program at the Gryphon deposit, and the discovery of additional high-grade mineralization proximal to the Gryphon deposit’s D-series lenses. Additionally, several geophysical surveys were completed across our property portfolio, which generated targets for follow up drilling in 2026 and beyond. Our ‘Team Denison’ investments also continue to thrive, with Cosa Resources and Foremost Clean Energy generating positive results on our joint venture properties, and the notable formation of four new joint ventures with Skyharbour Resources to increase exploration activity on a group of properties adjacent to Wheeler River. We are pleased to have built an attractive exploration and investment portfolio that provides us with significant exposure to potential uranium discoveries in the Athabasca Basin region.

Taken together, Denison is well positioned to capitalize on the improving fundamentals in the uranium market and nuclear energy sector, which suggest a significant and growing need for new sources of uranium production. Uranium consumers and producers are continuing to engage in constructive price discovery through on-market and off-market negotiations, which has resulted in a sustained increase in the long-term price of U3O8.

Looking ahead, we are entering a critical and exciting phase of growth, with a focus on the commencement and advancement of Phoenix construction, and an objective of achieving first production by mid-2028. We believe Phoenix is a unique ‘nation building’ project that has the potential to generate significant benefits for our shareholders, employees, contractors, Indigenous partners, and the public through our sustainable development of the project and its contribution of much needed nuclear fuel supply for a growing global fleet of nuclear reactors.”

Highlights

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Final Investment Decision to Construct the Phoenix ISR Uranium Mine

In February 2026, Denison announced approval by its Board of Directors to proceed with the construction of the Phoenix In-Situ Recovery (“ISR”) uranium mine (“Phoenix” or the “Project”) at the Wheeler River property (“Wheeler River”), and that site preparation and construction activities are planned to commence in March 2026. With construction anticipated to take approximately two years, Phoenix remains on track for first production by mid-2028, and Denison is positioned as one of the few uranium suppliers globally who will be able to provide a sizeable new source of uranium production before the end of the decade.

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Final Regulatory Approval Received to Construct the Phoenix ISR Uranium Mine

In February 2026, the Company announced the decision of the administrative tribunal (the “Commission”) of the Canadian Nuclear Safety Commission (“CNSC”) to approve the Environmental Assessment (“EA”) and issue the Licence to Prepare a Site & Construct (the “Construction Licence”) for Phoenix, which is the first uranium mine in Canada to receive federal approval for construction in over 20 years. With the EA having previously been approved by the Province of Saskatchewan, and other provincial approvals necessary to commence construction already received, federal approval of the EA and the issuance of the Construction Licence represented the final regulatory approvals required to commence construction of Phoenix.

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Construction Management Contract Awarded for Phoenix

Additionally, in February 2026, Denison announced that, following a competitive tender process, it awarded Wood Canada Limited (“Wood”), a global leader in consulting and engineering, with the construction management contract (the “CM Contract”) to oversee the building of the Phoenix mine. The CM Contract currently contemplates procurement and construction management scopes, whereby Wood will be responsible for (i) construction management of the full processing plant scope, (ii) installation of certain site infrastructure, and (iii) integrated project controls, ongoing procurement support, on-site safety oversight, as well as maintaining reporting and performance management standards. Such services will be provided by Wood in close consultation with Denison, with members of Wood's team and Denison's team holding complementary roles in an integrated project management team.

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Readiness to Commence Construction and Capital Cost Update for Phoenix

In January 2026, the Company reported that significant regulatory, engineering, and construction planning progress was made throughout 2025, positioning Phoenix in a construction-ready state and confirming an expected 2-year construction timeline.  Approximately 87% of total engineering was completed at end of 2025 and 92% of primary engineering deliverables were issued for construction. The remaining engineering, which is related to the latter phases of project construction, is forecasted to be completed by mid-year 2026.

Based on the substantial completion of project engineering and execution of significant procurement activities since the effective date of the 2023 feasibility study for Phoenix (the “Phoenix FS”), an updated initial capital cost estimate for the Project was released in January 2026. Accounting for increases in inflation, cost increases, and project refinements, the Company now estimates the total post-Final Investment Decision (“FID”) initial capital estimate for the Project to be approximately $600 million at a Class 2 cost estimate level of precision.

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Impact Benefit Agreement and Exploration Agreement with Métis Nation-Saskatchewan

In December 2025, the Company announced execution of an Impact Benefit Agreement (“IBA”) with the Métis Nation–Saskatchewan (“MN–S”), 13 MN–S Locals, MN-S Northern Region 1, and MN–S Northern Region 3 (collectively, the “Métis Parties”).  The IBA confirms the Métis Parties' consent to and support for the development and operation of Wheeler River. In addition, the parties have also entered into an Exploration Agreement covering Denison's exploration and evaluation activities.

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Nuhenéné Benefit Agreement with Ya'thi Néné Lands and Resources, Three First Nations, and Four Municipalities

In December 2025, the Company and the Ya'thi Néné Land and Resource Office (“YNLR”) announced the signing of the Nuhenéné Benefit Agreement, which is a regional mutual benefits agreement between Denison, YNLR, and each of the Hatchet Lake Denesułiné First Nation, Black Lake Denesułiné First Nation, Fond du Lac Denesułiné First Nation, the Northern Hamlet of Stony Rapids, the Northern Settlement of Uranium City, the Northern Settlement of Wollaston Lake, the Northern Settlement of Camsell Portage (collectively, the "Athabasca Communities"). The Agreement provides the Athabasca Communities' consent to and support for the development and operation in northern Saskatchewan of Denison's majority owned and operated Wheeler River and Waterbury Lake projects, plus Denison's minority interests in the Midwest Project (25.17% Denison owned) and operating McClean Lake Project (22.5% Denison owned).

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Formation of Four Prospective Exploration Joint Ventures with Skyharbour

In December 2025, the Company completed a transaction with Skyharbour Resources Ltd. (“Skyharbour”) whereby Denison acquiree initial interests in claims comprising Skyharbour’s Russell Lake Uranium Project (“Russell”), which is located directly adjacent to Denison’s flagship Wheeler River property. Following Skyharbour’s consolidation of Rio Tinto’s minority ownership interest in Russell, the property was divided into four new property joint ventures known as Russell Lake or RL, Getty East, Wheeler North, and Wheeler River Inliers, of which Denison has acquired initial ownership interests of 20%, 30%, 49%, and 70%, respectively.  In addition, Denison acquired an option to increase its ownership interest up to 70% in the new Wheeler North and Getty East joint ventures. Denison paid total initial consideration of $18.0 million to Skyharbour in a combination of cash and stock.

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 Uranium Production at McClean Lake North SABRE Mine

In July 2025, the McClean Lake Joint Venture (“MLJV”) announced the successful start of uranium mining operations at the McClean North deposit using the joint venture’s patented Surface Access Borehole Resource Extraction (“SABRE”) mining method. Since the start of commercial production, on a 100% basis, 2,690 tonnes of high-grade ore has been extracted (Denison’s share: 605 tonnes). During 2025, 648,558 pounds of U3O8 (Denison’s share: 145,926 pounds of U3O8) were produced at an average operating cash cost of finished goods of approximately $36 per pound U3O8 (approximately US$26 per pound U3O8).

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Completed US$345 Million Convertible Senior Notes Offering

In August 2025, the Company completed its offering (the “Offering”) of ‘US-Style’ convertible senior unsecured notes due September 15, 2031 (the “Convertible Notes”) for an aggregate principal amount of US$345 million. The Convertible Notes bear a cash interest coupon rate of 4.25% per annum payable semi-annually in arrears on March 15th and September 15th of each year, beginning March 15, 2026. The initial conversion rate for the Convertible Notes is 342.9355 Denison common shares per US$1,000 principal amount of Convertible Notes, equivalent to an initial conversion price of approximately US$2.92 per share (approximately 35% premium to the closing price of the common shares at the time of pricing on August 12, 2025). The effective conversion price of the Convertible Notes is increased up to US$4.32 per share (~100% premium to the closing price of the shares at the time of pricing) after giving effect to the capped call overlay option strategy deployed by the Company, whereby Denison purchased cash-settled call options with a strike price equal to the initial conversion price of the Convertible Notes (US$2.92) and a cap price of US$4.32 (the “Capped Calls”). The purchase price for the Capped Calls was ~US$35.4 million.

Conversions of the Convertible Notes may be settled in shares, cash, or a combination of shares and cash, at Denison's election. Additionally, Denison will have the right to redeem the Convertible Notes in certain circumstances and will be required to repurchase the Convertible Notes upon the occurrence of certain events. Prior to June 15, 2031, holders of the Convertible Notes may only elect to convert in certain circumstances. The Convertible Notes will mature on September 15, 2031. Any Convertible Notes not converted, repurchased or redeemed prior to the maturity date will have their principal amount repaid by Denison in cash at maturity.

The Company intends to use the net proceeds from the Offering for expenditures to support the evaluation and development of the Company's uranium development projects, including to fund the construction of Phoenix, and for general corporate purposes.

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Discovery of Additional High-Grade Mineralization at Wheeler River Gryphon Deposit

Additional high-grade uranium mineralization, located approximately 40 metres outside of the previously estimated mineralized domain associated with the D1 lens, was discovered as part of a delineation drill program carried out at the Gryphon uranium deposit (“Gryphon”) during the first half of 2025. Drill hole WR-837AD2 intersected 2.3 metres at 1.69% eU3O8 including 0.5 metres at 5.48% eU3O8 in the down plunge direction from the previously defined D1 lens. This area remains open for further expansion down-plunge and along strike to the northeast.

Gryphon is situated approximately 3 km northwest of Phoenix on the Wheeler River property. In addition to the discovery of additional mineralization, the results from the delineation drilling program are expected to add confidence to the previously estimated mineral resources for Gryphon, having confirmed the geological interpretation of the deposit by intersecting uranium mineralization and grades in line with expectations.

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Midwest Preliminary Economic Assessment (“PEA”) Showcases Robust Potential of ISR Mining

The PEA outlines total potential ISR mine production from the Midwest Main deposit (100% basis) of 37.4 million pounds U3O8 over an approximately 6-year mine life with processing at the nearby McClean Lake mill, resulting in annual average production of nearly 6.1 million pounds U3O8, an after-tax base-case NPV of $965 million, and after-tax base-case IRR of 82.7%. Initial capital costs are estimated at $254 million, with average life of mine cash operating costs estimated to be USD$11.69 per pound U3O8 and all-in costs (including initial capital, sustaining capital, operating and decommissioning costs) estimated to be USD$25.78 per pound U3O8.

Midwest is a joint venture owned by Denison (25.17%) and Orano Canada (74.83%, operator), and is located approximately 25 kilometers, by existing roads, from the Denison (22.5%) and Orano Canada (77.5%) owned McClean Lake uranium mill.

The PEA is preliminary in nature, includes mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, mineral resources that are not mineral reserves do not have demonstrated economic viability. In parallel to the continued evaluation of the potential use of ISR mining at Midwest, the joint venture is also advancing the assessment of the use of the SABRE mining method for extraction of the Midwest Main deposit. While the PEA shows the potential for the use of ISR mining method at Midwest Main, there can be no assurance that the joint venture will ultimately advance the development of the Midwest Main deposit, that future development of the deposit will occur using the ISR mining method or, if ISR is chosen, that the results of the PEA can or will be realized.

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Appointment of New Board Members

In March 2025, Denison announced the appointment of Ken Hartwick, who previously served as the CEO of Ontario Power Generation (“OPG”), to its Board of Directors (the “Board”). Mr. Hartwick's appointment comes following the retirement of Brian Edgar from the Board, after having served as a Director of Denison and its predecessors for over 20 years. Denison also reported the appointment of Mr. Jinsu Baik to the Board, replacing Mr. Jong Ho Hong as KHNP Canada Energy Ltd.’s (“KHNP Canada”) nominated director.

Mr. Wes Carson, Vice President, Mining Operations at Wheaton Precious Metals Corp., was appointed to the Board at the Company’s annual and special shareholder meeting held on May 12, 2025.

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Formation of Exploration Joint Ventures with Cosa Resources Corp.

In January 2025, Denison executed an agreement with Cosa Resources Corp. (“Cosa”), whereby Cosa acquired a 70% interest in three of Denison’s properties in the eastern portion of the Athabasca Basin region in northern Saskatchewan in exchange for approximately 14.2 million Cosa common shares, $2.25 million in deferred equity consideration, and a commitment to spend $6.5 million in exploration expenditures on the properties. As a result of the transaction, Denison became Cosa’s largest shareholder (representing ~19.95% ownership interest in Cosa at that time) and Denison and Cosa formed three uranium exploration joint ventures.

About Denison

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, the Phoenix FS was completed for the Phoenix ISR mining operation, and an update to the 2018 Pre-Feasibility Study (“2018 PFS”) was completed for the Gryphon deposit as a conventional underground mining operation (the “Gryphon Update”). Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world.

Permitting efforts for Phoenix commenced in 2019 and the required permits have been obtained to commence construction – including the July 2025 approval of the project’s EA by the Province of Saskatchewan and the February 2026 federal approval of the EA and issuance of the Construction Licence.

Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the MLJV, which restarted mining with SABRE in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Main and Midwest A deposits held by the Midwest Joint Venture (“MWJV”), and a 70.55% interest in the Tthe Heldeth Túé (“THT”) and Huskie deposits on the Waterbury Lake Property (“Waterbury”). The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, the Company has direct ownership interests in properties covering ~457,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds further interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

Technical Disclosure and Qualified Person

The technical information contained in this press release has been reviewed and approved by Chad Sorba, P.Geo., Denison’s Vice President Technical Services & Project Evaluation, who is a Qualified Persons in accordance with the requirements of NI 43-101.

For more information, please contact

David Cates                                                             (416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith                                                             (416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on Twitter                                        @DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations, and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this press release contains forward-looking information pertaining to the following: the results of, and estimates and assumptions within, the Phoenix FS and the Gryphon PFS Update, including the estimates of Denison's mineral reserves and mineral resources, and statements regarding anticipated budgets, fees, expenditures and timelines; the results of, and estimates and assumptions used to prepare, the capital cost update for Phoenix; Denison’s outlook, plans and objectives for 2025 and beyond; exploration, development and expansion programs, plans and objectives, including detailed design engineering, long lead procurement, field program optimization studies, and other project planning programs; statements regarding Denison’s EA approvals, expectations with respect to Denison’s project licensing and permitting; expectations regarding Denison’s community engagement activities and related agreements with interested parties; expectations regarding uranium mining on the McClean Lake property, including anticipated timing and budgets; results of, and estimates and assumptions within, the Midwest PEA, the interpretations thereof and expectations therefor therefore; expectations regarding the toll milling of Cigar Lake ores, including projected annual production volumes; Denison’s land position; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding agreements with third parties, including Foremost, Cosa, and Skyharbour; Denison’s plans with respect to its commercial activities, including its physical uranium holdings and other uranium sales transactions and the expected benefits thereof; and the annual operating budget and capital expenditure programs, estimated exploration, development and construction expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results of the Denison’s studies, including the Phoenix FS, and field work, may not be maintained after further testing or be representative of actual mining plans for the Phoenix deposit after further design and studies are completed. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and development work at Wheeler River or other projects, or its exploration plans if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.) or operations are otherwise affected by regulatory restrictions or requirements.

Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate, and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed under the heading ‘Risk Factors’ in this MD&A. These factors are not, and should not be construed as being, exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.